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SEC 13025335 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66998

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2012 (MM/DD/YY) AND ENDING 06/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Australia Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue, 17th Floor,
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Strandberg 212-848-9220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 26 2013
REGISTRATIONS BRANCH
16

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Pieter Bierkens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonwealth Australia Securities, LLC, as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a

SHU HUA ZHU
Notary Public - State Of New York
No. 01ZH6106306
Qualified in Kings County
My Commission Expires March 1, 2016

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Commonwealth Australia Securities, LLC

(A wholly-owned subsidiary of Commonwealth Bank of Australia)

Statement of Financial Condition

June 30, 2013

pwc

Commonwealth Australia Securities, LLC

(A wholly-owned subsidiary of Commonwealth Bank of Australia)

Statement of Financial Condition

June 30, 2013

Commonwealth Australia Securities, LLC
(A wholly-owned subsidiary of Commonwealth Bank of Australia)
Index
June 30, 2013

pwc

Independent Auditor's Report

To the Board of Directors and Member of
Commonwealth Australia Securities, LLC:

We have audited the accompanying statement of financial condition of Commonwealth Australia Securities, LLC, as of June 30, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Commonwealth Australia Securities, LLC at June 30, 2013, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

August 16, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Commonwealth Australia Securities, LLC
(A wholly-owned subsidiary of Commonwealth Bank of Australia)
Statement of Financial Condition
June 30, 2013

Assets	
Cash and cash equivalents	$ 8,733,389
Accounts receivable	1,274,592
Prepaid assets	9,952
Total assets	$ 10,017,933
Liabilities and member's equity	
Liabilities	
Due to affiliates	$ 399,003
Accounts payable	138,390
Total liabilities	537,393
Member's equity	9,480,540
Total liabilities and member's equity	$ 10,017,933

The accompanying notes are an integral part of this financial statement.

1. Organization

Commonwealth Australia Securities, LLC (the "Company") was incorporated on May 10, 2005 as a Delaware Limited Liability Company. The Company is a single member LLC with the sole member being Commonwealth Bank of Australia (the "Member"). The Company was originally incorporated under the name of CommSec LLC, and changed its name to Commonwealth Australia Securities, LLC on May 2, 2006.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc ("FINRA"). The Company's securities registration became effective on January 12, 2006. The Company brokers or arranges the sale of Australian Stock Exchange ("ASX") and New Zealand Stock Exchange ("NZX") listed equities and equity derivative products through Commonwealth Securities Limited ("CSL"), an affiliated Australian company and a wholly-owned subsidiary of the Member, and fixed income products through the Member to major U.S. institutional investors. It may also engage in a variety of other businesses customarily undertaken by broker-dealers.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies:

Use of Estimates
The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. These estimates and assumptions are based on judgment and available information, and, consequently, actual results could be materially different from these estimates.

Income Taxes
As a single member limited liability company, the Company is treated as a division of Member for federal and state income tax purposes, not as a separate taxable entity. The Company is included in the federal, state and local income tax returns filed by the Member. Income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Member.

The Company adopted, as of July 1, 2009, FASB guidance which addresses the recognition and measurement of tax positions taken or expected to be taken and guidance on derecognition, and classification, of interest and penalties. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely to being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption had no material effect on the Company's financial statements.

The Company's policy on classification of interest and penalties related to uncertain tax positions is that such interest and penalties are classified as income taxes.

Cash and Cash Equivalents
Cash represents unrestricted cash held with one major financial institution. As of June 30, 2013, the cash held at banks exceeded the Federal Deposit Insurance Company (FDIC) insurance limits.

Due from/Due to Customer
The Company records month's end open counterparty failed transactions on the Statement of Financial Condition as Counterparties' securities activities are transacted on a delivery versus payment or receipt versus payment basis. These transactions may expose the Company to loss in the event that counterparties are unable to fulfill their contractual obligations. In the event counterparties fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the counterparties' obligations.

3. Related Party Transactions

The Company has an agreement with CSL whereby CSL executes and settles equity transactions for the Company. The Company earns fees on equity securities transactions from CSL based on an agreed schedule gross of brokerage and clearing expenses. The Company has an agreement with the Member whereby the Member executes and settles fixed income transactions for the Company. The Company also earns fees on fixed income transactions based on an allocation of the revenue.

Pursuant to a service agreement, the Member provides certain operating and administrative services to the Company. Such services include compensation, benefits and facility charges. The Company has employees who also perform duties for other Commonwealth Bank of Australia subsidiaries in New York. As a consequence, compensation and benefits are allocated by the Member as part of the service level agreement.

Pursuant to a service agreement, the Company provides certain services to the Member. Such services include marketing and solicitation of US counterparties and training on US requirements to the Credit Trader.

4. Income Taxes

As of June 30, 2013 there were no deferred taxes, as there were no differences between the tax and financial reporting basis.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1(a)(2)(i)), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000. For the year ended June 30, 2013, the Company had net capital of $8,195,996, which was $7,945,996 in excess of the required net capital of $250,000.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2) of that Rule.

6. Fair Value of Financial Instruments

ASC 825, "*Financial Instruments*", ("ASC 825") requires the Company to report the fair value of financial instruments, as defined for both assets and liabilities recognized and not recognized in the Statement of Financial Condition. The Company acts as agent only and does not hold any principal positions and has no financial instruments.

ASC 820, "*Fair Value Measurements*", ("ASC 820") clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Under ASC 820, fair value measurements are not adjusted for transaction costs. ASC 820 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of the fair value measures on earnings. The Company has evaluated the impact of adopting ASC 820 and determined it does not have an impact on its financial statements.

The fair value of the assets and liabilities that qualify as financial instruments under ASC 820, approximates the carrying amounts presented in the statement of financial condition.

Estimated Fair Value of Financial Instruments Not Carried at Fair Value

The following table presents the Company's carrying value, fair value, and related fair value hierarchy level for those financial instruments which are not carried at fair value in the Statement of Financial Condition for the Company as of June 30, 2013.

The carrying value of Cash and cash equivalents, Account Receivables, Accounts Payable and Due to Affiliates arising in the ordinary course of business approximate fair value because of the relatively short period of time between their origination and expected maturity and collectability.

Assets	**Carrying Value**	**Fair Value**	**Level 1**	**Level 2**	**Level 3**
Cash and cash equivalents	8,733,389	8,733,389	8,733,389		
Accounts Receivable	1,274,592	1,274,592		1,274,592	
Liabilities					
Due to Affiliates	399,003	399,003		399,003	
Accounts Payable	138,390	138,390		138,390	

7. Commitments and Contingencies

In the normal course of business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, there are no claims currently pending for which indemnification could be sought and, accordingly, the Company has not recorded any contingent liability in the financial statements for these indemnifications.

8. Subsequent Events

The Company evaluated subsequent events from July 1, 2013 through August 16, 2013, the date the financial statements were available to be issued. In July 2013, the Company discontinued its Service Level Agreement with the Member Company related to Credit Trading activities.

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